NEWS RELEASE

March 14, 2018

Nevsun Announces Timok Upper Zone PFS Release Date

Vancouver, BC – Nevsun Resources Ltd. (TSX: NSU) (NYSE AMERICAN: NSU) plans to release the results of a pre-feasibility study on the Timok Upper Zone on Wednesday, March 28, 2018, after close of trading, with a conference call to follow on Thursday, March 29, 2018, at 8AM Vancouver / 11AM Toronto, New York / 4PM London.

Conference call details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until April 5, 2018, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 076716 #.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6% and upon completion of any feasibility study, Nevsun Resources Ltd. will own 46% and Freeport will own 54% of the Lower Zone. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter G.J. Kukielski” Peter G.J. Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor - Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: htaylor@nevsun.com Website: www.nevsun.com